Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of XenoPort, Inc., for the registration of an indeterminate number of shares of common stock, an indeterminate number of warrants to purchase common stock, and an indeterminate number of units which shall have an aggregate initial offering price not to exceed $150,000,000 and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the financial statements of XenoPort, Inc., and the effectiveness of internal control over financial reporting of XenoPort, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Palo Alto, California

June 30, 2010